May 22, 2003                                                           VIA EDGAR
                                                                       ---------



Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0506

Re:     Company:                          PHL Variable Insurance Co /CT/
        Form Type:                        POS AM
        Received Date:                    30-Apr-2003
        Accepted Date:                    30-Apr-2003
        Filing Date:                      01-May-2003
        Accession Number:                 0000949377-03-000324
        File Number:                      333-55240


Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Security Act"), the Company hereby respectfully requests that the above-referenced amendment to the Registration Statement be withdrawn and that an order of the Commission granting such withdrawal be included in the Company's file for the Registration Statement.

The withdrawal of the amendment to the Registration Statement is requested on the grounds that the filing was made under the incorrect Security Act number. The Registration Statement was correctly filed under Security Act number 333-87218 on May 1, 2003.

Accordingly, the Company respectfully submits that the withdrawal of the amendment to the Registration Statement is consistent with the public interest and the protection of investors.

Should you have any questions or comments, please do not hesitate to contact the undersigned at (860) 403-5246.

Very truly yours,

/s/ Matthew A. Swendiman
------------------------
Matthew A. Swendiman
Counsel
PHL Variable Insurance Company